Exhibit 99.1

AMERICAS GOLD AND SILVER CORPORATION

Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Americas Gold and Silver Corporation
Condensed interim consolidated statements of financial position
(In thousands of U.S. dollars, unaudited)

	September 30,	December 31,
As at	2022	2021
Assets
Current assets
Cash and cash equivalents	$2,406	$2,900
Trade and other receivables (Note 5)	4,425	8,208
Inventories (Note 6)	8,690	10,009
Prepaid expenses	3,791	2,426
	$19,312	$23,543
Non-current assets
Restricted cash	4,099	4,078
Inventories (Note 6)	4,486	7,900
Property, plant and equipment (Note 7)	158,596	177,913
Total assets	$186,493	$213,434

Liabilities
Current liabilities
Trade and other payables	$20,371	$20,576
Metals contract liability (Note 8)	10,033	11,971
Derivative instruments (Note 9)	1,596	2,162
Glencore pre-payment facility	-	1,451
Promissory note	3,750	5,000
Government loan (Note 10)	222	4,499
	35,972	45,659
Non-current liabilities
Other long-term liabilities	1,285	1,543
Metals contract liability (Note 8)	20,026	28,934
RoyCap convertible debenture (Note 9)	7,898	8,665
Post-employment benefit obligations	5,067	10,866
Decommissioning provision	10,479	13,444
Deferred tax liabilities (Note 17)	280	488
Total liabilities	81,007	109,599

Equity
Share capital (Note 11)	442,891	423,098
Equity reserve	52,981	51,088
Foreign currency translation reserve	10,294	6,833
Deficit	(415,720)	(387,949)
Attributable to shareholders of the Company	90,446	93,070
Non-controlling interests (Note 13)	15,040	10,765
Total equity	$105,486	$103,835

Total liabilities and equity	$186,493	$213,434

Contingencies (Note 20), Subsequent events (Note 21)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
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Americas Gold and Silver Corporation
Condensed interim consolidated statements of loss and comprehensive loss
(In thousands of U.S. dollars, except share and per share amounts, unaudited)

	For the three-month period ended		For the nine-month period ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021Revised (1)

Revenue (Note 14)	$18,310	$10,853	$64,694	$30,801

Cost of sales (Note 15)	(18,660)	(15,963)	(52,997)	(70,470)
Depletion and amortization (Note 7)	(4,704)	(4,264)	(16,423)	(11,565)
Care and maintenance costs	(1,140)	(5,157)	(3,474)	(9,457)
Corporate general and administrative (Note 16)	(2,043)	(2,836)	(6,743)	(7,296)
Exploration costs	(1,056)	(613)	(3,056)	(3,120)
Accretion on decommissioning provision	(115)	(53)	(301)	(151)
Interest and financing expense	(971)	(932)	(3,076)	(2,687)
Foreign exchange gain (loss)	(2,445)	770	(3,638)	105
Impairment to property, plant and equipment (Note 7)	(13,440)	(356)	(13,440)	(55,979)
Gain on metals contract liability (Note 8)	2,431	-	2,865	-
Other gain on derivatives (Note 9)	155	-	76	1,767
Gain on government loan forgiveness (Note 10)	-	-	4,277	-
Loss before income taxes	(23,678)	(18,551)	(31,236)	(128,052)
Income tax expense (Note 17)	(979)	(52)	(2,995)	(133)
Net loss	$(24,657)	$(18,603)	$(34,231)	$(128,185)

Attributable to:
Shareholders of the Company	$(22,751)	$(18,117)	$(31,646)	$(126,236)
Non-controlling interests (Note 13)	(1,906)	(486)	(2,585)	(1,949)
Net loss	$(24,657)	$(18,603)	$(34,231)	$(128,185)

Other comprehensive income (loss)
Items that will not be reclassified to net loss
Remeasurement of post-employment benefit obligations	$1,518	$4	$6,459	$3,029
Items that may be reclassified subsequently to net loss
Foreign currency translation reserve	3,065	(462)	3,461	305
Other comprehensive income (loss)	4,583	(458)	9,920	3,334
Comprehensive loss	$(20,074)	$(19,061)	$(24,311)	$(124,851)

Attributable to:
Shareholders of the Company	$(18,775)	$(18,577)	$(24,310)	$(124,114)
Non-controlling interests (Note 13)	(1,299)	(484)	(1)	(737)
Comprehensive loss	$(20,074)	$(19,061)	$(24,311)	$(124,851)

Loss per share attributable to shareholders of the Company
Basic and diluted	(0.12)	(0.13)	(0.18)	(0.93)

Weighted average number of common shares outstanding
Basic and diluted (Note 12)	184,892,109	144,515,250	179,574,331	135,301,385

(1)	Certain fiscal 2021 amounts were adjusted through changes in accounting policies (see Note 3)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
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Americas Gold and Silver Corporation
Condensed interim consolidated statements of changes in equity
For the nine-month periods ended September 30, 2022 and 2021
(In thousands of U.S. dollars, except share amounts in thousands of units, unaudited)

				Foreign
	Share capital			currency		Attributable	Non-
	Common		Equity	translation		to shareholders	controlling	Total
	Shares	Amount	reserve	reserve	Deficit	of the Company	interests	equity

Balance at January 1, 2022	165,145	$423,098	$51,088	$6,833	$(387,949)	$93,070	$10,765	$103,835
Net loss for the period	-	-	-	-	(31,646)	(31,646)	(2,585)	(34,231)
Other comprehensive income for the period	-	-	-	3,461	3,875	7,336	2,584	9,920
Contribution from non-controlling interests	-	-	-	-	-	-	4,276	4,276
At-the-market offering	12,213	10,122	-	-	-	10,122	-	10,122
Sandstorm private placements	10,430	7,243	-	-	-	7,243	-	7,243
Retraction of RoyCap convertible debenture	3,687	2,428	(375)	-	-	2,053	-	2,053
Share-based payments	-	-	2,268	-	-	2,268	-	2,268
Balance at September 30, 2022	191,475	$442,891	$52,981	$10,294	$(415,720)	$90,446	$15,040	$105,486

Balance at January 1, 2021	117,975	$350,707	$42,378	$6,842	$(230,253)	$169,674	$11,488	$181,162
Net loss for the period	-	-	-	-	(126,236)	(126,236)	(1,949)	(128,185)
Other comprehensive income for the period	-	-	-	305	1,817	2,122	1,212	3,334
Contribution from non-controlling interests	-	-	-	-	-	-	227	227
At-the-market offering	18,879	23,245	-	-	-	23,245	-	23,245
January bought deal public offering	10,253	24,987	-	-	-	24,987	-	24,987
Conversion of Sandstorm convertible debenture	4,673	12,844	-	-	-	12,844	-	12,844
Conversion option of RoyCap convertible debenture	-	-	2,366	-	-	2,366	-	2,366
Retraction of RoyCap convertible debenture	486	488	(94)	-	-	394	-	394
Common shares issued	303	735	-	-	-	735	-	735
Share-based payments	-	-	3,439	-	-	3,439	-	3,439
Exercise of options	90	240	(68)	-	-	172	-	172
Balance at September 30, 2021	152,659	$413,246	$48,021	$7,147	$(354,672)	$113,742	$10,978	$124,720

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
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Americas Gold and Silver Corporation
Condensed interim consolidated statements of cash flows
For the nine-month periods ended September 30, 2022 and 2021
(In thousands of U.S. dollars, unaudited)

	September 30,	September 30,
	2022	2021
Cash flow generated from (used in)

Operating activities
Net loss for the period	$(34,231)	$(128,185)
Adjustments for the following items:
Depletion and amortization	16,423	11,565
Income tax expense	2,995	133
Accretion and decommissioning costs	301	151
Share-based payments	2,268	3,439
Provision on other long-term liabilities	41	45
Deferred costs on convertible debenture	-	47
Deferred revenue	-	(3,094)
Interest and financing expense	916	1,469
Net charges on post-employment benefit obligations	660	(330)
Inventory write-downs	2,931	39,802
Impairment to property, plant and equipment	13,440	55,979
Gain on metals contract liability	(2,865)	-
Other gain on derivatives	(76)	(1,663)
Gain on government loan forgiveness	(4,277)	-
	(1,474)	(20,642)
Changes in non-cash working capital items:
Trade and other receivables	3,783	84
Inventories	(1,102)	(20,448)
Prepaid expenses	(1,365)	(576)
Trade and other payables	(1,353)	425
Net cash used in operating activities	(1,511)	(41,157)

Investing activities
Expenditures on property, plant and equipment	(13,758)	(8,958)
Development costs on Relief Canyon Mine	-	(1,432)
Net cash used in investing activities	(13,758)	(10,390)

Financing activities
Repayments to Glencore pre-payment facility	(1,451)	(750)
Lease payments	(2,552)	(2,428)
Repayments to promissory note	(1,250)	-
At-the-market offerings	10,122	23,245
January bought deal public offering	-	24,987
Sandstorm private placements	7,243	-
Financing from RoyCap convertible debenture	-	9,939
Metals contract liability	(5,205)	-
Loan payable	-	(6,116)
Proceeds from exercise of options	-	172
Contribution from non-controlling interests	4,276	227
Net cash generated from financing activities	11,183	49,276

Effect of foreign exchange rate changes on cash	3,592	103
Decrease in cash and cash equivalents	(494)	(2,168)
Cash and cash equivalents, beginning of period	2,900	4,705
Cash and cash equivalents, end of period	$2,406	$2,537

Cash and cash equivalents consist of:
Cash	$2,406	$2,537

Interest paid during the period	$1,254	$1,158

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

1.  Corporate information

Americas Gold and Silver Corporation (the “Company") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “USA” and on the New York Stock Exchange American under the symbol “USAS”.

The condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2022 were approved and authorized for issue by the Board of Directors of the Company on November 11, 2022.

The Company has been closely monitoring developments in the COVID-19 outbreak declared as a global pandemic on March 11, 2020. Preventive measures to ensure the safety of the Company’s workforce and local communities have been implemented. All of the Company’s mining and corporate operations continue while the Company manages and responds to COVID-19 to mitigate and minimize its potential impacts, in addition to other uncertainties, such as the price of commodities and ongoing production.

2.  Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the Handbook of Chartered Professional Accountants of Canada applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2021. In particular, the Company’s significant accounting policies were summarized in Note 3 of the consolidated financial statements for the year ended December 31, 2021, and further updated in Note 3 of these financial statements, and have been consistently applied in the preparation of these condensed interim consolidated financial statements. These unaudited condensed interim consolidated financial statements were prepared on a going concern basis.

3.  Changes in accounting policies and recent accounting pronouncements

The following are changes in accounting policies effective as of January 1, 2022:

(i)            Property, plant and equipment

Amendments to IAS 16 - Property, Plant and Equipment – Proceeds before Intended Use - The standard is amended to prohibit deducting from the cost of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, the Company recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments to IAS 16 are effective for annual periods beginning on or after January 1, 2022, with early adoption permitted. The amendments apply retrospectively only to property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company adopted the standard effective January 1, 2022 and retrospectively recognized proceeds and costs related to sales from the Relief Canyon Mine prior to its declaration of commercial production during fiscal 2021 (see Note 14 and 15).

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

4.  Significant accounting judgments and estimates

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements as at and for the year ended December 31, 2021, except for:

(viii)            Cash flows from ongoing production and impact on operations

The Company had negative operating cash flows during the nine months ended September 30, 2022 with a working capital deficit as at September 30, 2022. The ability to maintain cash flow positive production through meeting production targets at the Cosalá Operations, and through implementing the Galena Recapitalization Plan, including the completion and commissioning of the Galena hoist which is expected to increase hoisting capacity, allowing the Company to generate sufficient operating cash flows, while facing market fluctuations in commodity prices and inflationary pressures, and maintaining access to capital markets, are significant judgments in these condensed interim consolidated financial statements with respect to the Company’s liquidity. Should the Company experience lower commodity prices and negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities which funding cannot be assured.

5.  Trade and other receivables

	September 30,	December 31,
	2022	2021

Trade receivables	$4,095	$4,740
Value added taxes receivable (payable)	(66)	3,219
Other receivables	396	249
	$4,425	$8,208

6.  Inventories

	September 30,	December 31,
	2022	2021

Concentrates	$1,206	$1,929
Finished goods	223	-
In-circuit work in progress	144	886
Ore on leach pads	708	1,515
Ore stockpiles	919	526
Spare parts and supplies	5,490	5,153
	8,690	10,009

Long-term ore on leach pads	4,486	6,505
Long-term ore stockpiles	-	1,395
	4,486	7,900

	$13,176	$17,909

Long-term ore on leach pads and ore stockpiles represent inventories expected to convert into saleable form beyond one year.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The amount of inventories recognized in cost of sales was $18.7 million during the three-month period ended September 30, 2022 (2021: $16.0 million) and $53.0 million during the nine-month period ended September 30, 2022 (2021: $70.5 million), including concentrates, ore on leach pads, and ore stockpiles write-down to net realizable value of $1.5 million, and spare parts and supplies write-down to net realizable value of nil during the three-month period ended September 30, 2022 (2021: $ 4.8 million and $0.1 million, respectively), and $2.9 million and nil respectively, during the nine-month period end September 30, 2022 (2021: $39.7 million and $0.1 million, respectively).

7.  Property, plant and equipment

					Corporate
	Mining	Non-producing	Plant and	Right-of-use	office
	interests	properties	equipment	lease assets	equipment	Total

Cost
Balance at January 1, 2021	$128,729	$108,341	$105,031	$9,912	$240	$352,253
Asset additions	7,017	952	5,242	1,461	-	14,672
Change in decommissioning provision	4,962	-	-	-	-	4,962
Reclassification	67,558	(96,824)	-	-	-	(29,266)
Balance at December 31, 2021	208,266	12,469	110,273	11,373	240	342,621
Asset additions	7,037	-	6,728	53	(6)	13,812
Change in decommissioning provision	(3,266)	-	-	-	-	(3,266)
Balance at September 30, 2022	$212,037	$12,469	$117,001	$11,426	$234	$353,167

Accumulated depreciation and depletion
Balance at January 1, 2021	$(54,360)	$-	$(37,889)	$(596)	$(89)	$(92,934)
Depreciation/depletion for the year	(5,486)	-	(8,845)	(1,423)	(41)	(15,795)
Impairment for the year	(41,245)	-	(11,021)	(3,713)	-	(55,979)
Balance at December 31, 2021	(101,091)	-	(57,755)	(5,732)	(130)	(164,708)
Depreciation/depletion for the period	(7,536)	-	(7,898)	(960)	(29)	(16,423)
Impairment for the period	(3,539)	-	(9,901)	-	-	(13,440)
Balance at September 30, 2022	$(112,166)	$-	$(75,554)	$(6,692)	$(159)	$(194,571)

Carrying value
at December 31, 2021	$107,175	$12,469	$52,518	$5,641	$110	$177,913
at September 30, 2022	$99,871	$12,469	$41,447	$4,734	$75	$158,596

Effective January 11, 2021, the Relief Canyon Mine declared commercial production which the Company defined as operating at an average of 60% targeted capacity within its mining feasibility study. As a result, the Company transferred from non-producing properties $29.3 million and $67.6 million in net book value to inventories and mining interests, respectively.

Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable.

Impairment indicators were identified during the three-month period ended September 30, 2022 caused by market capitalization decline during the period. The Company assessed the recoverability of the $56.7 million carrying amount of the Relief Canyon Mine cash-generating unit and a $13.4 million impairment to the carrying value was identified. The Company allocated $3.5 million of the impairment against mineral interests and $9.9 million to plant and equipment relating to the Relief Canyon Mine as at September 30, 2022. The $43.3 million recoverable amount of the Relief Canyon Mine’s net assets was determined based on a market approach of trading multiples of comparable companies. Publicly traded companies with gold mining assets of similar development and production stages to the Relief Canyon Mine were identified and assessed for total enterprise value and contained gold equivalent ounces to derive at an implied valuation multiple. The derived implied valuation multiples of production stage companies ranging from $64 per contained gold equivalent ounce to $77 per contained gold equivalent ounce were compared to that of the Relief Canyon Mine in assessing the recoverability of its carrying amount.

Fair value models are considered to be Level 3 within the fair value hierarchy. Key assumptions used in Relief Canyon Mine’s fair value model as at September 30, 2022 include estimation of total enterprise value and contained gold equivalent ounces of publicly traded companies based on observable market data. Total enterprise value was derived from market capitalization adjusted for a control premium while excluding cash and cash equivalents and book value of other non-mining assets and discounting for production delays. An increase and decrease in market capitalization of 1% would impact the recoverable amount by estimates of approximately $0.4 million increase and $0.4 million decrease, respectively. This impairment was assessed on the extrapolation of data from market capitalization decline during the period. If a subsequent impairment test indicated further changes in market capitalization, it could result in a material recovery or impairment to the carrying amount.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The Company also performed an impairment assessment for the Cosalá Operations and Galena Complex during the three-month period ended September 30, 2022 given the market capitalization decline experienced during the period and, while sensitive to changes in commodity prices, concluded no further impairment charge was necessary.

Impairment indicators were identified during the three-month period ended March 31, 2021 from gold production of the Relief Canyon Mine due to differences observed between the modelled (planned) and mined (actual) ore tonnage and carbonaceous material identified in the early phases of the mine plan. The Company assessed the recoverability of the $121.8 million carrying amount of the cash-generating unit and a $55.6 million impairment to the carrying value of the Relief Canyon Mine was identified. The Company allocated $41.2 million of the impairment against mineral interests, $10.7 million to plant and equipment, and $3.7 million to right-of-use lease assets relating to the Relief Canyon Mine as at March 31, 2021. The $66.2 million recoverable amount of the Relief Canyon Mine’s net assets was determined based on the after-tax discounted cash flows expected to be derived from this property’s fair-market value less estimated costs of disposal. The after-tax discounted cash flows were determined based on an updated life-of-mine cash flow projection which incorporated management’s best estimates of commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies.

Fair value models are considered to be Level 3 within the fair value hierarchy. Key assumptions used in Relief Canyon Mine’s fair value model as at March 31, 2021 include estimation of production profile and reserves from its life-of-mine plan, operating and capital costs to extract the reserves, discount rate of 6-8% based on the Company’s weighted average cost of capital, gold price from $1,860 per ounce in 2021 down to $1,608 per ounce in 2025 and beyond based on observable market data including spot price and industry analyst consensus, and mine life of 5 years. An increase and decrease in discount rate of 1% would impact the recoverable amount by estimates of approximately $2.3 million decrease and $2.4 million increase, respectively, an increase and decrease in gold recovery rate of 1% would impact the recoverable amount by estimates of approximately $4.7 million increase and $4.7 million decrease, respectively, and an increase and decrease in long-term gold price of $100 per ounce would impact the recoverable amount by estimates of approximately $16.6 million increase and $17.3 million decrease, respectively. This impairment was assessed on the extrapolation of data from the initial phases of mining onto the remaining mining phases with additional leaching test work ongoing. If a subsequent impairment test indicated further changes in the expected cash flows, gold production, and commodity prices, it could result in a material recovery or impairment to the carrying amount.

The carrying amounts of mineral interests, plant and equipment, and right-of-use lease assets from the Relief Canyon Mine is approximately $22.2 million, $13.1 million, and $3.3 million, respectively, as at September 30, 2022 (December 31, 2021: $26.8 million, $27.4 million, and $4.1 million, respectively).

The Company recognized an impairment loss of $0.4 million during the year ended December 31, 2021 related to damaged equipment from the Cosalá Operations.

On March 2, 2017, the Company entered into an option acquisition agreement with Impulsora Minera Santacruz S.A. de C.V., a wholly-owned subsidiary of Santacruz Silver Mining Ltd., to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico. On October 8, 2020, the Company settled its remaining contractual option payments with Hochschild to acquire the 100% interest of the San Felipe property. As at September 30, 2022, the carrying amount of the San Felipe property was $12.5 million included in non-producing properties.

The amount of borrowing costs capitalized as property, plant and equipment was nil during the three-month period ended September 30, 2022 (2021: nil) and nil during the nine-month period ended September 30, 2022 (2021: $0.1 million).
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

8.  Precious metals delivery and purchase agreement

On April 3, 2019, the Company entered into a $25 million precious metals delivery and purchase agreement (the “Purchase Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”) for the construction and development of the Relief Canyon Mine. The Purchase Agreement consists of a combination of fixed and variable deliveries from the Relief Canyon Mine. The Purchase Agreement has a repurchase option for the Company exercisable at any time to reduce the variable deliveries to Sandstorm from 4% to 2% by delivering 4,000 ounces of gold plus additional ounces of gold compounded annually at 10%. On initial recognition and as at September 30, 2022, the fair value of the repurchase option was nil.

The Company recorded the advances received on precious metals delivery, net of transaction costs, as deferred revenue and would recognize the amounts in revenue as performance obligations to metals delivery are satisfied over the term of the metals delivery and purchase agreements. The advances received on precious metals delivery is expected to reduce to nil through deliveries of the Company’s own production to Sandstorm.

As at December 31, 2021, the Company derecognized the outstanding carrying value of deferred revenue, net of transaction costs, and recognized the fixed and variable deliveries of precious metals as a financial liability measured at fair value through profit or loss as the Company expects that metal deliveries to Sandstorm may no longer be satisfied through internal gold production alone. Fair value of the metals contract liability was determined using forward commodity pricing curves at end of the fiscal 2021 reporting period resulting in $20.8 million loss to fair value on metals contract liability. A $2.9 million gain to fair value on metals contract liability due to changes in forward commodity pricing curves was recorded during the nine-month period ended September 30, 2022.

The following table summarizes the continuity of the Company’s net metals contract liability during the period:

Nine-month
period ended
September 30,
2022

Net metals contract liability, beginning of period	$40,905
Delivery of metals produced	(2,904)
Delivery of metals purchased	(5,205)
Revaluation of metals contract liability	(2,737)
Net metals contract liability, end of period	$30,059

Current portion	$10,033
Non-current portion	20,026
$30,059

9.  RoyCap convertible debenture

On April 28, 2021, the Company issued a $12.5 million CAD convertible debenture (the “RoyCap Convertible Debenture”) to Royal Capital Management Corp. (“RoyCap”) due April 28, 2024 with interest payable at 8% per annum secured by the Company’s interest in the Galena Complex and by shares of one of the Company’s Mexican subsidiaries.

The RoyCap Convertible Debenture is redeemable at the Company’s option to prepay the principal amount subject to payment of a redemption premium of 30% during the first year, 20% during the second year, and 10% during the third year prior to maturity (the “Redemption Option”), is retractable at RoyCap’s option at a cumulative $0.3 million CAD per month starting in the second month from inception where the Company may settle the retraction amount through either cash or issuance of the Company’s common shares determined by dividing 95% of the 20 day volume weighted average price of the Company’s common shares (the “Retraction Option”), and convertible at RoyCap’s option into the Company’s common shares at a conversion price of $3.35 CAD (the “Conversion Option”).
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

On inception, the RoyCap Convertible Debenture, which may be settled through a fixed amount of the Company’s own equity instruments, was treated as a compound financial instrument with the principal portion classified as a liability component and the Conversion Option as an equity component. The initial fair value of the principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the issue date. The principal portion is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity. The remainder of the proceeds were allocated to the Conversion Option as equity. A net derivative liability of $1.4 million was recorded on initial recognition based on the estimated fair value of the combined Redemption Option and Retraction Option.

On November 12, 2021, the Company amended the RoyCap Convertible Debenture by increasing the principal balance by $6.3 million CAD to a total outstanding principal of $18.8 million CAD, in addition to amending its conversion price of $3.35 CAD to $1.48 CAD, and the terms to its Retraction Option retractable at a cumulative $0.3 million CAD per month to a cumulative $0.45 million CAD per month. All other material terms of the RoyCap Convertible Debenture remain unchanged. The Company derecognized the associated carrying values of the RoyCap Convertible Debenture prior to amendment and recognized an amended compound financial instrument with the amended principal portion classified as a liability component and the amended Conversion Option as an equity component. The fair value of the amended principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the date of the amendment. A net derivative liability of $2.1 million was recorded on amendment date based on the estimated fair value of the combined Redemption Option and Retraction Option.

During the nine-month period ended September 30, 2022, the principal amount of the RoyCap Convertible Debenture was reduced by $2.8 million CAD through partial exercises of the Retraction Option by RoyCap settled through issuance of 3,686,324 of the Company’s common shares (year ended December 31, 2021: $0.9 million CAD settled through issuance of 798,579 common shares).

The Company recognized a gain of $0.1 million for the nine-month period ended September 30, 2022 (2021: loss of $0.1 million) as a result of the change in the estimated fair value of the combined Redemption Option and Retraction Option.

10.  Government loan

On May 11, 2020, the Company received approximately $4.5 million in loan through the Paycheck Protection Program from the U.S. CARES Act (the “Government Loan”) to assist with payroll and other expenses at the Galena Complex during the COVID-19 pandemic. The Government Loan has a term of two years at an interest rate of 1% per annum and may be forgiven if proceeds are used for payroll and other specifically defined expenses and employee and compensation levels are maintained. The Company received confirmation via letter dated March 31, 2022 from the U.S. Small Business Administration that $4.3 million of the Government Loan has been forgiven resulting in a gain on forgiveness recognized through profit or loss during the nine-month period ended September 30, 2022.

11.  Share capital

On January 29, 2021, the Company completed a bought deal public offering of 10,253,128 common shares at a price of $3.31 CAD per common share for aggregate gross proceeds of approximately $26.7 million or $33.94 million CAD, which included the partial exercise by the underwriters of the over-allotment option granted by the Company to the underwriters. As part of the bought deal public offering, approximately $1.7 million in transaction costs were incurred and offset against share capital.

On May 17, 2021, the Company entered into an at-the-market offering agreement (the “May 2021 ATM Agreement”) where the Company may at its discretion and from time-to-time during the term of the May 2021 ATM Agreement, sell in the United States, through its agent, such number of common shares of the Company as would result in aggregate gross proceeds of up to $50.0 million. As at September 30, 2022, the Company has received aggregate gross proceeds of $42.0 million through issuance of 39,536,834 common shares from the May 2021 ATM Agreement, with approximately $1.6 million in transaction costs incurred and offset against share capital.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

On October 21, 2021, the Company closed a non-brokered private placement with Sandstorm for gross proceeds of $2.5 million through issuance of 3,346,542 of the Company’s common shares priced at approximately $0.94 CAD per share. As part of the non-brokered private placement, approximately $0.1 million in transaction costs were incurred and offset against share capital, and 200,793 common shares and 200,793 warrants for approximately $0.2 million and $0.1 million, respectively, were issued to the Company’s advisor and offset against share capital where each warrant is exercisable for one common share at an exercise price of $0.94 CAD for a period of two years starting November 22, 2021.

On March 24, 2022, the Company closed a non-brokered private placement with Sandstorm for gross proceeds of $2.5 million through issuance of 2,120,000 of the Company’s common shares priced at approximately $1.50 CAD per share.

On June 24, 2022, the Company closed a non-brokered private placement with Sandstorm for gross proceeds of $2.2 million through issuance of 3,170,000 of the Company’s common shares priced at approximately $0.90 CAD per share.

On September 23, 2022, the Company closed a non-brokered private placement with Sandstorm for gross proceeds of $2.6 million through issuance of 5,140,000 of the Company’s common shares priced at approximately $0.52 CAD per share.

a.   Authorized

Authorized share capital consists of an unlimited number of common and preferred shares.

	September 30,	December 31,
	2022	2021

Issued
191,474,956 (2021: 165,145,187) common shares	$442,891	$423,098
Nil (2021: Nil) preferred shares	-	-
	$442,891	$423,098

Each non-voting preferred share is convertible, at the holder’s option, without payment of any additional consideration by the holder thereof, initially on a one-to-one basis into common shares, subject to adjustment, and in accordance with the terms of the non-voting preferred shares.

b.   Stock option plan

The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

A summary of changes in the Company’s outstanding stock options is presented below:

		Nine-month		Year
		period ended		ended
		September 30,		December 31,
		2022		2021
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of period	12,579	$2.81	10,659	$3.45
Granted	3,600	1.22	3,700	1.70
Exercised	-	-	(90)	2.39
Expired	(3,962)	2.56	(1,690)	4.43
Balance, end of period	12,217	$2.42	12,579	$2.81

The following table summarizes information on stock options outstanding and exercisable as at September 30, 2022:

	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

$0.01 to $1.00	2.86	150	$0.71	50	$0.71
$1.01 to $2.00	2.11	6,900	1.47	3,450	1.55
$3.01 to $4.00	1.61	5,167	3.74	4,158	3.70
		12,217	$2.42	7,658	$2.71

c.   Share-based payments

The weighted average fair value at grant date of the Company’s stock options granted during the nine-month period ended September 30, 2022 was $0.44 (2021: $0.60).

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021

Expected stock price volatility (1)	67%	68%	68%	68%
Risk free interest rate	3.13%	0.56%	1.70%	0.56%
Expected life	3 years	3 years	3 years	3 years
Expected forfeiture rate	4.22%	2.66%	3.51%	2.66%
Expected dividend yield	0%	0%	0%	0%

Share-based payments included in cost of sales	$-	$-	$-	$-
Share-based payments included in general and administrative expenses	484	1,643	2,075	3,198
Total share-based payments	$484	$1,643	$2,075	$3,198

(1)   Expected volatility has been based on historical volatility of the Company’s publicly traded shares.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

d.   Warrants

The warrants that are issued and outstanding as at September 30, 2022 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
1,074,999	3.12	Oct 2018	Oct 1, 2023
177,506	4.45	Oct 2019	Oct 30, 2022
200,793	0.94	Nov 2021	Nov 22, 2023
1,453,298

e.   Restricted Share Units:

The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each cash settled award charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and associated liability (which is included in trade and other long-term liabilities in the consolidated statement of financial position) are adjusted to reflect changes in market value. As at September 30, 2022, nil (December 31, 2021: 122,466) restricted share units are outstanding at an aggregate value of nil (December 31, 2021: $0.1 million).

f.   Deferred Share Units:

The Company has a Deferred Share Unit Plan under which eligible directors of the Company receive awards of deferred share units on a quarterly basis as payment for 50% to 100% of their director fees earned. Deferred share units are settled in either cash or common shares at the Company’s discretion when the director leaves the Company’s Board of Directors. The Company recognizes a cost in director fees and a corresponding increase in equity reserve upon issuance of deferred share units. As at September 30, 2022, 1,271,636 (December 31, 2021: 878,744) deferred share units are issued and outstanding.

12.  Weighted average basic and diluted number of common shares outstanding

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021

Basic weighted average number of shares	184,892,109	144,515,250	179,574,331	135,301,385
Effect of dilutive stock options and warrants	-	-	-	-
Diluted weighted average number of shares	184,892,109	144,515,250	179,574,331	135,301,385

Diluted weighted average number of common shares for the three-month and nine-month periods ended September 30, 2022 excludes nil anti-dilutive preferred shares (2021: nil), 12,216,667 anti-dilutive stock options (2021: 12,728,957) and 1,453,298 anti-dilutive warrants (2021: 4,018,029).

13.  Non-controlling interests

The Company entered into a joint venture agreement with Mr. Eric Sprott effective October 1, 2019 for 40% non-controlling interest of the Company’s Galena Complex with initial contribution of $15 million to fund capital improvements and operations. Mr. Eric Sprott committed to contributing additional funds to support the ongoing operations alongside the Company in proportion of their respective ownership up to $5 million for the first year of operations with the Company contributing any potential excess as necessary. After the first year, contributions revert to the proportional percentage of ownership interests to fund capital projects and operations.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The Company recognized non-controlling interests of $14.3 million equal to the proportionate non-controlling interests’ carrying amount of the Galena Complex at initial recognition classified as a separate component of equity. Subsequent contributions and proportionate share changes in equity are recognized to the carrying amount of the non-controlling interests.

14.  Revenue

The following is a disaggregation of revenue categorized by commodities sold for the three-month and nine-month periods ended September 30, 2022 and 2021:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021

Gold
Sales revenue	$-	$1,375	$-	$3,094
Derivative pricing adjustments	-	-	-	-
	-	1,375	-	3,094
Silver
Sales revenue	$8,021	$7,256	$27,066	$20,725
Derivative pricing adjustments	196	(253)	385	(18)
	8,217	7,003	27,451	20,707
Zinc
Sales revenue	$13,933	$-	$45,517	$-
Derivative pricing adjustments	(439)	-	1,091	55
	13,494	-	46,608	55
Lead
Sales revenue	$6,742	$4,702	$22,741	$13,957
Derivative pricing adjustments	(234)	98	(565)	132
	6,508	4,800	22,176	14,089
Other by-products
Sales revenue	$408	$107	$803	$190
Derivative pricing adjustments	(2)	-	179	(46)
	406	107	982	144

Total sales revenue	$29,104	$13,440	$96,127	$37,966
Total derivative pricing adjustments	(479)	(155)	1,090	123
Gross revenue	$28,625	$13,285	$97,217	$38,089
Proceeds before intended use	-	-	-	247
Treatment and selling costs	(10,315)	(2,432)	(32,523)	(7,535)
	$18,310	$10,853	$64,694	$30,801

The amount of gold sales revenue recognized from deferred revenue (see Note 8) was nil during the three-month period ended September 30, 2022 (2021: $1.4 million) and nil million during the nine-month period ended September 30, 2022 (2021: $3.1 million).

Derivative pricing adjustments represent subsequent variations in revenue recognized as an embedded derivative from contracts with customers and are accounted for as financial instruments (see Note 18).

Proceeds before intended use represents gold and silver sales revenue recognized from the Relief Canyon Mine prior to its declaration of commercial production during fiscal 2021 (see Note 3).
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

15.  Cost of sales

Cost of sales is costs that directly relate to production at the mine operating segments and excludes depletion and amortization. The following are components of cost of sales for the three-month and nine-month periods ended September 30, 2022 and 2021:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021

Salaries and employee benefits	$7,252	$5,924	$21,825	$17,264
Contract services on site	1	2,799	4	17,137
Raw materials and consumables	7,812	2,267	21,139	8,365
Utilities	1,096	827	3,267	2,367
Other costs	992	2,275	4,933	5,736
Costs before intended use	-	-	-	247
Changes in inventories	33	(3,003)	(1,102)	(20,448)
Inventory write-downs	1,474	4,874	2,931	39,802
	$18,660	$15,963	$52,997	$70,470

16.  Corporate general and administrative expenses

Corporate general and administrative expenses are costs incurred at corporate and other segments that do not directly relate to production. The following are components of corporate general and administrative expenses for the three-month and nine-month periods ended September 30, 2022 and 2021:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021

Salaries and employee benefits	$494	$534	$1,538	$1,578
Directors’ fees	89	95	288	287
Share-based payments	484	1,562	2,075	2,911
Professional fees	435	301	1,268	1,250
Office and general	541	344	1,574	1,270
	$2,043	$2,836	$6,743	$7,296

17.  Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the nine-month period ended September 30, 2022 was 26.5% and for the year ended December 31, 2021 was 26.5%.

The Company’s net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	September 30,	December 31,
	2022	2021

Property, plant and equipment	$1,091	$1,321
Provisions and reserves	(811)	(833)
Net deferred tax liabilities	$280	$488

P a g e | 15

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The inventory write-downs and impairments described in Note 6 and 7 will result in certain non-capital losses and timing differences which have not been recorded given uncertainty of recoverability in future periods.

18.  Financial risk management

a.   Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i)            Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment.

As of September 30, 2022, the Company’s exposure to credit risk with respect to trade receivables amounts to $4.1 million (December 31, 2021: $4.7 million). The Company believes credit risk is not significant and there was no significant change to the Company’s allowance for expected credit losses as at September 30, 2022 and December 31, 2021.

(ii)            Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

The following table presents the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	September 30, 2022
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$20,371	$20,371	$-	$-	$-
Promissory note	3,750	3,750	-	-	-
Interest on promissory note	58	58	-	-	-
RoyCap convertible debenture	10,980	-	10,980	-	-
Interest on RoyCap convertible debenture	1,386	876	510	-	-
Government loan	222	222	-	-	-
Metals contract liability	30,059	10,033	19,341	685	-
Projected pension contributions	3,188	683	1,108	1,236	161
Decommissioning provision	17,992	-	-	-	17,992
Other long-term liabilities	1,285	-	444	264	577
	$89,291	$35,993	$32,383	$2,185	$18,730

P a g e | 16

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities as follows:

	September 30, 2022
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$1,810	$1,810	$-	$-	$-
Other long-term liabilities	708	-	444	264	-
	$2,518	$1,810	$444	$264	$-

The following table summarizes the continuity of the Company’s total lease liabilities discounted using an incremental borrowing rate ranging from 5% to 11% applied during the period:

	Nine-month	Year
	period ended	ended
	September 30,	December 31,
	2022	2021

Lease liabilities, beginning of period	$4,774	$6,377
Additions	54	1,123
Lease principal payments	(2,310)	(2,720)
Lease interest payments	(242)	(507)
Accretion on lease liabilities	242	501
Lease liabilities, end of period	$2,518	$4,774

(iii)            Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1)	Interest rate risk

The Company is subject to interest rate risk of the 3 months U.S. LIBOR rate plus 5% per annum from the Cosalá Operations’ advance payments of concentrate. Interest rates of other financial instruments are fixed.

(2)	Currency risk

As at September 30, 2022, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and MXN:

Financial instruments that may impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include CAD and MXN denominated assets and liabilities which are included in the following table:

	As at September 30, 2022
	CAD	MXN

Cash and cash equivalents	$167	$442
Trade and other receivables	11	314
Trade and other payables	1,673	9,209

As at September 30, 2022, the CAD/USD and MXN/USD exchange rates were 1.37 and 20.31, respectively. The sensitivity of the Company’s net income (loss) and other comprehensive income (loss) due to changes in the exchange rates for the nine-month period ended September 30, 2022 is included in the following table:

P a g e | 17

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	CAD/USD	MXN/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net income (loss)	$745	$2,842
Other comprehensive income (loss)	(258)	(88)

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

As at September 30, 2022 and December 31, 2021, the Company does not have any non-hedge foreign exchange forward contracts outstanding. During the nine-month periods ended September 30, 2022 and 2021, the Company did not settle any non-hedge foreign exchange forward contracts.

(3)	Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at September 30, 2022 the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, and gold prices would affect trade receivables by approximately $0.4 million (December 31, 2021: $0.5 million).

As at September 30, 2022 and December 31, 2021, the Company does not have any non-hedge commodity forward contracts outstanding. During the nine-month periods ended September 30, 2022 and 2021, the Company did not settle any non-hedge commodity forward contracts.

Net amount of gain or loss on derivative instruments from non-hedge foreign exchange and commodity forward contracts recognized through profit or loss during the nine-month period ended September 30, 2022 was nil (2021: nil). Total amount of gain or loss on derivative instruments including those recognized through profit or loss from the Company’s convertible debentures during the nine-month period ended September 30, 2022 was a gain of $0.1 million (2021: gain of $1.8 million).

b.   Fair values

The fair value of cash, restricted cash, trade and other receivables, and other financial assets and liabilities listed below approximate their carrying amounts mainly due to the short-term maturities of these instruments.

The methods and assumptions used in estimating the fair value of financial assets and liabilities are as follows:

•
Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets. The Company’s cash equivalents consist of money market accounts held at financial institutions which have original maturities of less than 90 days.

•
Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

•
Metals contract liability: Fixed and variable deliveries of precious metals are classified and measured as financial liabilities at fair value through profit or loss determined using forward commodity pricing curves at end of the reporting period.

•	Convertible debentures and promissory note: The principal portion of the convertible debentures and promissory note are initially measured at fair value and subsequently carried at amortized cost.
•
Embedded derivatives: Revenues from the sale of metals produced from silver sales contracts since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.

P a g e | 18

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

•
Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

	September 30,	December 31,
	2022	2021

Level 1
Cash and cash equivalents	$2,406	$2,900
Restricted cash	4,099	4,078

Level 2
Trade and other receivables	4,425	8,208
Derivative instruments	1,596	2,162
Metals contract liability	30,059	40,905

Amortized cost
Glencore pre-payment facility	-	1,451
Promissory note	3,750	5,000
Government loan	222	4,499
RoyCap convertible debenture	7,898	8,665

19.  Segmented and geographic information, and major customers

a.   Segmented information

The Company’s operations comprise of four reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b.   Geographic information

All revenues from sales of concentrates for the three-month and nine-month periods ended September 30, 2022 and 2021 were earned in Mexico and the United States. The following segmented information is presented as at September 30, 2022 and December 31, 2021, and for the three-month and nine-month periods ended September 30, 2022 and 2021. The Cosalá Operations segment operates in Mexico while the Galena Complex and Relief Canyon segments operate in the United States.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	As at September 30, 2022					As at December 31, 2021
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Cash and cash equivalents	$1,554	$50	$348	$454	$2,406	$531	$569	$1,472	$328	$2,900
Trade and other receivables	2,688	1,726	-	11	4,425	6,852	1,326	-	30	8,208
Inventories	5,430	2,017	5,729	-	13,176	6,113	2,724	9,072	-	17,909
Prepaid expenses	879	1,416	514	982	3,791	423	1,072	584	347	2,426
Restricted cash	135	53	3,911	-	4,099	133	53	3,892	-	4,078
Property, plant and equipment	52,747	67,168	38,561	120	158,596	55,950	63,423	58,292	248	177,913
Total assets	$63,433	$72,430	$49,063	$1,567	$186,493	$70,002	$69,167	$73,312	$953	$213,434

Trade and other payables	$9,873	$5,529	$2,124	$2,845	$20,371	$5,802	$5,755	$6,270	$2,749	$20,576
Derivative instruments	-	-	-	1,596	1,596	-	-	-	2,162	2,162
Glencore pre-payment facility	-	-	-	-	-	1,451	-	-	-	1,451
Other long-term liabilities	-	1,285	-	-	1,285	-	1,361	159	23	1,543
Metals contract liability	-	-	-	30,059	30,059	-	-	-	40,905	40,905
RoyCap convertible debenture	-	-	-	7,898	7,898	-	-	-	8,665	8,665
Promissory note	-	-	-	3,750	3,750	-	-	-	5,000	5,000
Government loan	-	222	-	-	222	-	4,499	-	-	4,499
Post-employment benefit obligations	-	5,067	-	-	5,067	-	10,866	-	-	10,866
Decommissioning provision	1,721	5,106	3,652	-	10,479	2,008	6,929	4,507	-	13,444
Deferred tax liabilities	280	-	-	-	280	488	-	-	-	488
Total liabilities	$11,874	$17,209	$5,776	$46,148	$81,007	$9,749	$29,410	$10,936	$59,504	$109,599

	Three-month period ended September 30, 2022					Three-month period ended September 30, 2021
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Revenue	$11,902	$6,253	$155	$-	$18,310	$-	$9,346	$1,507	$-	$10,853
Cost of sales	(8,435)	(8,999)	(1,226)	-	(18,660)	(129)	(7,940)	(7,894)	-	(15,963)
Depletion and amortization	(1,706)	(1,184)	(1,776)	(38)	(4,704)	(299)	(1,887)	(2,038)	(40)	(4,264)
Care and maintenance costs	-	(126)	(1,014)	-	(1,140)	(2,643)	(155)	(2,359)	-	(5,157)
Corporate general and administrative	-	-	-	(2,043)	(2,043)	-	-	-	(2,836)	(2,836)
Exploration costs	(479)	(544)	(33)	-	(1,056)	-	(483)	(130)	-	(613)
Accretion on decommissioning provision	(42)	(43)	(30)	-	(115)	(33)	(7)	(13)	-	(53)
Interest and financing expense	(56)	(12)	(96)	(807)	(971)	(52)	-	(358)	(522)	(932)
Foreign exchange gain (loss)	(26)	-	-	(2,419)	(2,445)	56	-	-	714	770
Impairment to property, plant and equipment	-	-	(13,440)	-	(13,440)	(356)	-	-	-	(356)
Gain on metals contract liability	-	-	-	2,431	2,431	-	-	-	-	-
Other gain on derivatives	-	-	-	155	155	-	-	-	-	-
Income (loss) before income taxes	1,158	(4,655)	(17,460)	(2,721)	(23,678)	(3,456)	(1,126)	(11,285)	(2,684)	(18,551)
Income tax expense	(979)	-	-	-	(979)	(52)	-	-	-	(52)
Net income (loss) for the period	$179	$(4,655)	$(17,460)	$(2,721)	$(24,657)	$(3,508)	$(1,126)	$(11,285)	$(2,684)	$(18,603)

	Nine-month period ended September 30, 2022					Nine-month period ended September 30, 2021
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Revenue	$40,694	$23,806	$194	$-	$64,694	$40	$27,081	$3,680	$-	$30,801
Cost of sales	(24,247)	(26,293)	(2,457)	-	(52,997)	(129)	(23,065)	(47,276)	-	(70,470)
Depletion and amortization	(5,359)	(5,598)	(5,349)	(117)	(16,423)	(926)	(4,923)	(5,595)	(121)	(11,565)
Care and maintenance costs	-	(421)	(3,053)	-	(3,474)	(6,204)	(894)	(2,359)	-	(9,457)
Corporate general and administrative	-	-	-	(6,743)	(6,743)	-	-	-	(7,296)	(7,296)
Exploration costs	(1,179)	(1,686)	(191)	-	(3,056)	-	(2,703)	(417)	-	(3,120)
Accretion on decommissioning provision	(121)	(109)	(71)	-	(301)	(93)	(21)	(37)	-	(151)
Interest and financing expense	(130)	(40)	(398)	(2,508)	(3,076)	(143)	-	(1,505)	(1,039)	(2,687)
Foreign exchange gain (loss)	(504)	-	-	(3,134)	(3,638)	163	-	-	(58)	105
Impairment to property, plant and equipment	-	-	(13,440)	-	(13,440)	(356)	-	(55,623)	-	(55,979)
Gain on metals contract liability	-	-	-	2,865	2,865	-	-	-	-	-
Other gain on derivatives	-	-	-	76	76	-	-	-	1,767	1,767
Gain on government loan forgiveness	-	4,277	-	-	4,277	-	-	-	-	-
Income (loss) before income taxes	9,154	(6,064)	(24,765)	(9,561)	(31,236)	(7,648)	(4,525)	(109,132)	(6,747)	(128,052)
Income tax expense	(2,995)	-	-	-	(2,995)	(133)	-	-	-	(133)
Net income (loss) for the period	$6,159	$(6,064)	$(24,765)	$(9,561)	$(34,231)	$(7,781)	$(4,525)	$(109,132)	$(6,747)	$(128,185)

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2022 and 2021
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

c.   Major customers

For the three-month period ended September 30, 2022, the Company sold concentrates and finished goods to two major customers (2021: two major customers) accounting for 65% and 34% (2021: 86% and 12%) of revenues. For the nine-month period ended September 30, 2022, the Company sold concentrates and finished goods to two major customers (2021: two major customers) accounting for 90% and 10% (2021: 90% and 9%) of revenues.

20.  Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $9.7 million (MXN 196.8 million), of which $4.2 million (MXN 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $4.7 million (MXN 94.6 million) of their original reassessment. The remaining $5.0 million (MXN 102.2 million) consists of $4.2 million (MXN 84.4 million) related to transactions with certain suppliers and $0.9 million (MXN 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $0.9 million (MXN 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.2 million (MXN 84.4 million), if denied, would be offset by available tax losses. The Company accrued $1.0 million (MXN 19.9 million) in the consolidated financial statements as at December 31, 2018 as a probable obligation for the disallowance of value added taxes related to the Mexican tax reassessment. As at September 30, 2022, the accrued liability of the probable obligation was $1.0 million (December 31, 2021: $1.0 million).

In July 2021, the Company was served with a statement of claim that was filed in the Ontario Superior Court of Justice to commence a proposed class action lawsuit against the Company and its Chief Executive Officer (the “Action”). Pursuant to the Action, the representative plaintiff seeks damages of $130 million CAD in relation to the Company’s public disclosure concerning its Relief Canyon Mine. Although no assurance can be given with respect to the ultimate outcome, the Company believes that the complaint against it is unfounded and without merit, and it intends to vigorously defend the proceeding.

21.  Subsequent events

On October 20, 2022, the Company amended its existing RoyCap Convertible Debenture to a total outstanding principal of $19.0 million CAD, in addition to amending its interest rate of 8% per annum to 9.5% per annum, the conversion price of $1.48 CAD per common share to $1.00 CAD per common share, and the terms to its Retraction Option from a retraction of $0.45 million CAD cumulative per month to a retraction of $0.5 million CAD cumulative per month with a beginning cumulated retraction balance of $1.5 million CAD. All other material terms of the RoyCap Convertible Debenture remain unchanged.

The RoyCap Convertible Debenture was further reduced to $18.0 million CAD as of November 11, 2022, through an additional retraction of $1.0 million CAD settled through issuance of approximately 1.7 million of the Company’s common shares. The Company also repaid $1.25 million of the outstanding Promissory Note principal amount.

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